O’Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone: (360) 332-3300
Facsimile: (360) 332-2291
E-mail: son@stockslaw.com

File #4381
March 4, 2005
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0304
Washington, D.C. 20549

Attention: Ms. Janice McGuirk, Financial Analyst

Dear Madam:

RE:	SOUTHRIDGE ENTERPRISES INC. (the “Company”)
	-	Registration Statement on Form SB-2
	-	Originally Filed October 13, 2004, as amended December 2, 2004 and January 14, 2005
	-	SEC File Number 333-119729

We write on behalf of Southridge Enterprises Inc. (the “Company”) in response to your comment letter dated February 15, 2005 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, Amendment No. 3 to the Company’s Form SB-2 (the "Amended SB-2"). We enclose with this letter a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended SB-2.

COVER PAGE OF REGISTRATION STATEMENT

1.	WE NOTE FROM THIS PAGE THAT YOUR AGENT FOR SERVICE IS VERNON SAMAROO. HOWEVER, UNDER THE SECTION “LEGAL PROCEEDINGS”, YOU NAME CANE & ASSOCIATES LLP OF LAS VEGAS, NV AS YOUR AGENT FOR SERVICE. PLEASE REVISE AS APPROPRIATE OR ADVISE SUPPLEMENTALLY. FURTHER, PLEASE DISCLOSE IN YOUR PROSPECTUS THE RELATIONSHIP BETWEEN O’NEILL LAW GROUP AND SOUTHRIDGE.

(a)	Agent for Service

We have revised the cover page of the Registration Statement to indicate that the Company’s agent for service of process is O’Neill Law Group PLLC. We are the Company’s

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650
*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Ms. Janice McGuirk

“agent for service” for purposes of receiving notices and communications from the SEC as provided in Rule 100 promulgated under the Securities Act of 1933.

Pursuant to Section 78.090 of the Nevada Revised Statutes, the Company is required to have a resident agent located in the State of Nevada for the purposes of service of process. Under Section 78.090, all legal process or demand or notice authorized by law to be served upon the Company may be served upon its resident agent in Nevada. The Company’s resident agent for this purpose is Cane & Associates LLP, located in Las Vegas, Nevada. We have revised the disclosure under the section titled “Legal Proceedings” to clarify that Cane & Associates is the Company’s resident agent in the State of Nevada.

(b)	Relationship Between O’Neill Law Group PLLC and the Company

We act as legal counsel for the Company. Lang Michener LLC was engaged for the limited purpose of providing an opinion on the Company’s common stock as we did not, at the time, employ any lawyers admitted to the Nevada Bar. We have revised the disclosure under the section titled “Experts” to describe our relationship with the Company.

FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

2.
WE NOTED IN THE FOURTH PARAGRAPH THAT THE REPORT DATED SEPTEMBER 10, 2004 HAS BEEN WITHDRAWN, YET THE REPORT IS DATED SEPTEMBER 10, 2004. IF YOUR AUDITOR INTENDS TO “DUAL DATE” THE REPORT, THE REFERENCES TO THE WITHDRAWAL OF THE REPORT SHOULD BE DELETED. PLEASE DIRECT YOUR AUDITOR TO REFER TO SECTIONS 561 AND 530.05 OF THE CODIFICATION OF STATEMENTS ON AUDITING STANDARDS AND REVISE THE REPORT AS APPROPRIATE. SEE ALSO OUR COMMENT BELOW.

In response to this comment, the Company’s auditor has revised the fifth paragraph of their report dated September 10, 2004 to indicate that the consolidated financial statements have been restated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 2. CHANGE IN ACCOUNTING POLICY

3.
WE READ YOUR RESPONSE TO COMMENT 5 AND YOUR REVISED DISCLOSURE IN NOTE 2, WHEREIN YOU HAVE STATED THAT YOU ADOPTED A NEW ACCOUNTING POLICY OF EXPENSING DEVELOPMENT AND EXPLORATION COSTS AS INCURRED. PLEASE NOTE THAT A CHANGE FROM AN ACCOUNTING PRINCIPLE THAT IS NOT GENERALLY ACCEPTED TO ONE THAT IS GENERALLY ACCEPTED IS CONSIDERED A CORRECTION OF AN ERROR RATHER THAN A CHANGE IN ACCOUNTING PRINCIPLES, AS INDICATED IN PARAGRAPH 13 OF APC 20. ACCORDINGLY, PLEASE REVISE YOUR DISCLOSURES TO DELETE THE REFERENCES TO CHANGES IN ACCOUNTING POLICY AND STATE THE NATURE OF THE ERROR AND THE EFFECT OF ITS CORRECTION ON THE PREVIOUSLY ISSUED FINANCIAL STATEMENTS. IN THIS CONNECTION, PLEASE DIRECT YOUR AUDITOR TO REVISE THEIR AUDIT REPORT ACCORDINGLY.

In response to this comment, the Company has revised its disclosure in Note 2 to its financial statements to indicate that the Company’s financial statements have been restated in order to correct an error and state the effect of its correction on the previously issued financial statements.

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Ms. Janice McGuirk

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOREIGN CURRENCY TRANSLATION, PAGE 8

4.
WE READ YOUR RESPONSE TO COMMENT 6 THAT THE COMPANY IS USING THE US DOLLAR AS ITS FUNCTIONAL AND REPORTING CURRENCY. YOUR CURRENT DISCLOSURE THAT THE COMPANY TRANSLATES ITS MONETARY AND NONMONETARY ASSETS AND LIABILITIES, AND THAT TRANSLATION ADJUSTMENTS ARE RECORDED IN OTHER COMPREHENSIVE LOSS IS CONFUSING. PLEASE REVISE TO REMOVE ALL LANGUAGE RELATED TO THE TRANSLATION PROCESS, AS THIS IS NOT APPLICABLE IF THE FUNCTIONAL AND REPORTING CURRENCY IS THE SAME.

In response to this comment, the Company has revised Note 3 of its financial statements under the heading “Foreign Currency Translation” by deleting the language related to the translation process.

GENERAL

5.	PLEASE REVISE TO INCLUDE THE INTERIM FINANCIAL STATEMENTS FOR THE QUARTER ENDED NOVEMBER 30, 2004 IN ACCORDANCE WITH ITEM 310(G) OR REGULATION S-B AND PROVIDE A CURRENT CONSENT IN ANY AMENDMENT.

In response to this comment, the Company has included the interim financial statements for the quarter ended November 30, 2004 and an updated auditor’s consent in the Amended SB-2.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Stephen F.X. O’Neill”

STEPHEN F.X. O'NEILL

SON/clk

Enclosures

cc:	Southridge Enterprises Inc.
Attn: Mr. Vernon Samaroo, President